EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

(in thousands, except ratios)	2013	2012	2011	2010	2009
Income before income taxes	$124,559	$99,653	$59,845	$8,162	$53,331
Plus: Fixed Charges	23,272	18,062	18,049	7,297	5,853
Income available to cover fixed charges	$147,831	$117,715	$77,894	$15,459	$59,184

Ratio of earnings to fixed charges	6.4	6.5	4.3	2.1	10.1

Fixed charges:
Interest expense	$14,653	$9,706	$10,703	$4,022	$3,353
Interest portion of rent expense (1)	8,248	7,967	7,346	3,275	2,345
Capitalized interest	371	389	—	—	155
Total fixed charges	$23,272	$18,062	$18,049	$7,297	$5,853

(1) One-third of total rent expense is the portion deemed representative of the interest factor.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.